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                             January 3, 2024

       Allen Hartman
       Director
       Silver Star Properties REIT, Inc.
       2909 Hillcroft, Suite 420
       Houston, Texas 77057

                                                        Re: Silver Star
Properties REIT, Inc.
                                                            PREC14A filed
December 22, 2023 by Allen Hartman et. al
                                                            File No. 001-41786
                                                            DFAN14A filed
December 22, 2023 by Allen Hartman et. al
                                                            File No. 001-41786
                                                            DFAN14A filed
December 22, 2023 by Allen Hartman et. al
                                                            File No. 001-41786

       Dear Allen Hartman:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Consent Revocation Statement on Schedule 14A filed December 22, 2023

       General

   1.                                                   Please provide
disclosure that is responsive to the requirements of Rule 14a-5(e). See Item
                                                        1(c) of Schedule 14A.
   2. Advise us, with a view toward revised disclosure, whether or not the consent revocation card is only valid for
a specified number of days under the laws of the governing state jurisdiction.
       Background of the Consent Solicitation, page 4

   3.                                                   We note your statement
that    [o]n October 25, 2023, the Board adopted a second
 Allen Hartman
FirstName
Silver Star LastNameAllen
            Properties REIT,Hartman
                             Inc.
Comapany
January     NameSilver Star Properties REIT, Inc.
         3, 2024
January
Page 2 3, 2024 Page 2
FirstName LastName
         amendment to the Bylaws ... upon realizing that the Executive Committee was prohibited
         by Maryland law from adopting bylaw amendments    (emphasis added).
With a view
         towards disclosure, please provide support for this statement. Questions and Answers About This Consent Revocation Statement, page 6

4. Advise us, with a view toward revised disclosure, what consideration was given to describing the option security holders have to revoke a previously submitted blue consent revocation card by submitting a later-dated white consent card. Refer to Item 2 of
         Schedule 14A.
5.       Please revise this section to clarify the effect of marking    DO NOT
REVOKE MY
         CONSENT    on the blue consent revocation card. In this respect, if a shareholder has
         already submitted a white consent card, disclose whether there is a risk that the execution of a subsequently dated blue consent revocation card could be counted as a revocation regardless of the box selected.
DFAN14A filed December 22, 2023

General

6. Refer to the following statements made in the bullet points within the letter to shareholders (emphasis added):

                Silver Star   s rogue Board of Directors has ignored my demands
for a liquidation
              mandated by the Company   s charter, and instead has named
Haddock as the CEO of
              the Company and has awarded themselves Performance Units which we expect to have a potentially significant value;
                Their plans to reposition Silver Star as a self-storage company with their very limited self-storage experience puts your money at risk and delays a return of your investment;
                A vote for Silver Star   s consent solicitation would entrench
the rogue directors as
              board members and could block you from having a choice at an annual meeting;
                As the largest shareholder, I have suffered losses of value due to their
              mismanagement. The Company   s occupancy has declined
precipitously since they
              fired me and took over;
                After firing me, they hired two outside CEOs that have both turned over with no notice in the last year; and
                They are willing to say anything, regardless of its truth.

         Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis with a view toward disclosure. Please provide support for the foregoing and revise accordingly.
 Allen Hartman
Silver Star Properties REIT, Inc.
January 3, 2024
Page 3
DFAN14A filed December 22, 2023

General

7. Refer to the following statements made in the press release (emphasis added):

                Hartman wishes to announce that the Hartman Group objects strongly to the re-
              election of the incumbent directors, as well as the election process that they are running seemingly for their own benefit at the expense of the stockholders;
                The occupancy of the portfolio has plummeted under Mr. Haddock s leadership and assets are selling for depreciated prices; and
                 [O]ccupancy has dropped precipitously since Haddock took over 1 year ago.

         Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis with a view toward disclosure. Please provide support for the foregoing and revise accordingly.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Blake Grady at 202-551-8573 or Perry Hindin at 202-551-
3444.



FirstName LastNameAllen Hartman                                 Sincerely,
Comapany NameSilver Star Properties REIT, Inc.
                                                                Division of
Corporation Finance
January 3, 2024 Page 3                                          Office of
Mergers & Acquisitions
FirstName LastName